EXHIBIT 99.1

Solaris Reports 87m of 1.23% CuEq, 93m of 1.01% CuEq and 84m of 1.00% CuEq Improving Modelled Grades Near Surface in MRE

QUITO, Ecuador, Oct. 07, 2024 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) is pleased to report assay results from its ongoing 2024 drilling program of 60,000m targeting open extensions of mineralization while upgrading mineral resources and converting waste at its Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador. Highlights are listed below with detailed results in Figure 1 and Tables 1-2.

Highlights
Drill results reported here build on the 2024 Mineral Resource Estimateˆ (“MRE”), with this release including intercepts of high-grade mineralization partially outside of the MRE in the northwest and northeast sectors. Holes in this release also improve upon modelled grades in sparsely drilled areas of the northwest, north and northeast sectors.

Northwest, North and Northeast Sectors:

  SLS-102 (drilled northwest): 93m of 1.01% CuEq² within 156m of 0.74% CuEq² from surface
  SLS-103 (drilled north): 87m of 1.23% CuEq² within 528m of 0.59% CuEq² from surface
  SLS-104 (drilled southeast): 84m of 1.00% CuEq² within 485m of 0.77% CuEq² from surface
  SLSE-54 (drilled southwest): 258m of 0.52% CuEq² within 399m of 0.41% CuEq² from surface

Holes SLS-103 and SLSE-54 added new high-grade mineralization at surface partially outside of the MRE in the northwest and northeast sectors, respectively, while all four holes improved upon the modelled grade in their vicinity.

SLS-102 is located in the northwest sector where mineralization has been extended to the contact with a tabular granodiorite that shapes the northwestern pit wall. Step-out exploration drilling testing the potential for mineralization within a large area of undrilled soil anomaly on the far side of this body has been completed with assays expected in the coming weeks.

On Track to Exceed 2024 Drilling Plan:

Warintza continues to see high drilling productivity from significant infrastructure investment at site and is on track to exceed the 60,000m of drilling planned this year, with over 53,000m drilled to the end of Q3/24. Drilling includes holes focused on open extensions and infill of the MRE, as well as condemnation and geotechnical drilling.

Figure 1 – Warintza Drilling and Targets

Northwest – large area of mineralization outside the MRE targeted for major pit expansion
SLS-102
SLS-103
SLS-104
SLSE-54
South – area of supergene mineralization at surface targeted to reduce stripping
Southeast – 600m open extension within soil anomaly targeted for resource growth
LEGEND
Prior DDH
New DDH
0
1
Kilometres
Mo ppm
-0.0
0.2
0.3
0.4
0.4
0.5
0.6
0.6
0.7
0.8
1.0
1.2
1.4
1.7
2.1
2.8
4.0
6.5
14.6

Table 1 – Mineral Resource Extension, Infill and Condemnation Results

Hole ID	Date Reported	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)	CuEq² (%)	Comments
SLS-104	Oct 7, 2024	0	485	485	0.56	0.03	0.06	0.77	Northern sector - infill
Including		45	129	84	0.82	0.02	0.07	1.00
Including		45	255	210	0.69	0.03	0.07	0.90
Including		45	485	440	0.61	0.03	0.06	0.82
SLS-103		0	528	528	0.26	0.05	0.04	0.59	Northwest sector – infill and extensional
Including		21	108	87	1.00	0.03	0.11	1.23
Including		21	483	462	0.29	0.06	0.05	0.64
Including		240	345	105	0.28	0.08	0.02	0.72
SLS-102		0	156	156	0.46	0.04	0.08	0.74	Northwest sector - infill
Including		57	150	93	0.73	0.04	0.09	1.01
SLS-101		0	307	307	0.06	0.01	0.02	0.14	Northwest sector - condemnation
SLSE-60		0	290	290	0.16	0.01	0.03	0.23	Northeast sector - infill
Including		93	290	197	0.21	0.01	0.04	0.30
Including		141	290	149	0.24	0.01	0.05	0.35
Including		207	290	83	0.28	0.02	0.03	0.43
SLSE-58		0	453	453	0.03	0.00	0.01	0.04	Northeast sector - condemnation
SLSE-57		0	660	660	0.22	0.01	0.05	0.30	Southeast sector - extensional
Including		552	660	108	0.49	0.02	0.06	0.61
SLSE-56		0	381	381	0.09	0.00	0.03	0.11	Northeast sector - condemnation
SLSE-55		0	473	473	0.12	0.00	0.02	0.16	Northeast sector - condemnation
SLSE-54		0	399	399	0.29	0.01	0.04	0.41	Northeast sector – infill and extensional
Including		0	258	258	0.37	0.02	0.05	0.52
Including		81	231	150	0.43	0.02	0.05	0.60
SLSE-53		0	455	455	0.04	0.00	0.02	0.07	Northeast sector – condemnation
SLSE-52		0	138	138	0.15	0.01	0.03	0.23	Southeast sector - condemnation
SLSE-51		0	257	257	0.15	0.01	0.03	0.20	Southeast sector - condemnation

Notes to Table 1: True widths are interpreted to be very close to drilled widths due to the bulk-porphyry style mineralized zones at Warintza.

Table 2 - Collar Locations

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLS-104	800383	9648303	1411	485	110	-70
SLS-103	799760	9648031	1575	528	360	-56
SLS-102	799568	9648147	1403	253	315	-60
SLS-101	799760	9648031	1575	307	180	-45
SLSE-60	801800	9648235	1102	290	243	-54
SLSE-58	801806	9648243	1098	454	90	-58
SLSE-57	801150	9647610	1396	660	45	-60
SLSE-56	801163	9648335	1309	382	326	-71
SLSE-55	801597	9648134	1155	473	25	-50
SLSE-54	801596	9648136	1154	481	240	-70
SLSE-53	801802	9648239	1100	455	23	-68
SLSE-52	801248	9647968	1252	354	270	-46
SLSE-51	801246	9647967	1252	257	225	-45

Notes to Table 2: The coordinates are in WGS84 17S Datum.

Endnotes

  Refer to the technical report entitled “Mineral Resource Estimate Update - NI 43-101 Technical Report, Warintza Project, Ecuador” with an effective date of July 1, 2024 and available on SEDAR+ under the Company’s profile at www.sedarplus.ca and on the Company’s website.
  Copper-equivalence grade calculation for reporting assumes metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork. CuEq formula: CuEq (%) = Cu (%) + 5.604 × Mo (%) + 0.623 × Au (g/t).

Technical Information and Quality Control & Quality Assurance
Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secure Company facility located on site. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. Heliborne magnetic, LIDAR and other layers of data quality for Warintza district exploration were validated by a qualified external professional using data validation procedures under high industry standards and the Company therefore did not require such data to be further verified by a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects. The remaining scientific and technical information, including the drillhole data, has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards. The verification activities included a search for factual errors, completeness of the lithological and assay data, and suitability of the primary data. As part of the database verification activities, the assay information and certificates obtained directly from the analytical laboratory have been examined as well.

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that its ongoing 60,000m 2024 drilling program aims to target open extensions of mineralization while upgrading mineral resources and converting waste at Warintza, step-out exploration drilling testing the potential for mineralization on the far side of this body is completed with assays expected in the coming weeks, and the Company is on track to exceed the 60,000m of drilling planned this year, and drilling includes holes focused on open extensions and infill of the MRE, as well as condemnation and geotechnical drilling. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and regional programs. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/d0963a96-4d37-48fa-a14c-2ec80d9b947b